UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



04003220

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 26 2004

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING __December 31, 2003__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPI Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Poor Farm Road
_____
(No. and Street)

Princeton   NJ   08540
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry L. Curtis, III   (609) 924-4200
_____
                                              (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C. (Formerly Druker, Rahl & Fein)
_____
            (Name — if individual, state last, first, middle name)

P.O. Box 7648   Princeton   NJ   08543-7648
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___Harry L. Curtis, III_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___MPI Securities, Inc._____, as of

___December 31_____, ~~xx~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Senior Vice President
_____
Title

[Notary signature]
REBECCA L. FORSBERG
Notary Public of New Jersey
My Commission Expires Feb. 15, 2006

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MPI SECURITIES, INC.

Financial Statements

and

Supplementary Information

Year Ended December 31, 2003

MPI SECURITIES, INC.

Table of Contents

Year Ended December 31, 2003



MERCADIEN, P.C.
CERTIFIEd PublIC ACCOUNTANTS
(FORMERly DRUKER, RAHl & FEIN)
A Mercadien Group Company

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of
MPI SECURITIES, INC.

We have audited the accompanying statement of financial condition of **MPI SECURITIES, INC.** as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MPI SECURITIES, INC.** as of December 31, 2003, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mercadien, P.C.

January 26, 2004

Donald F. Conway, CPA*
Conrad L. Druker, CPA
Esmond S. Druker, CPA
Eugene J. Elias, CPA, RMA
Jack H. Fein, CPA*
Robert J. Rahl, CPA*
David L. Stafford, CPA*
Richard S. Willinger, CPA

*CPA in NJ and PA
CPA in NY

Pennsylvania Office:
.4 Buck Road
Holland, PA 18966
?15-355-4860

National Associated CPA Firms
American Institute of
  Certified Public Accountants
New Jersey Society of
  Certified Public Accountants
Pennsylvania Institute of
  Certified Public Accountants
Private Companies Practice Section
SEC Practice Section



P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com
40 YEARS OF SERVICE TO THE COMMUNITY

1

MPI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	23,768
Other receivables		20,207
Prepaid expenses		4,699
Investments		23,625
Property and Equipment		181
Total Assets	$	72,480

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$	9,995
Income taxes payable		250
Total Liabilities		10,245

Stockholders' Equity

Common stock, no par value; 5,000 shares authorized; 3,911 shares issued and outstanding	$	36,146
Additional paid-in capital		23,346
Retained earnings		18,395
Treasury stock, 1,089 shares at cost		(7,377)
Unrealized loss on marketable investment securities		(8,275)
Total Stockholders' Equity		62,235
Total Liabilities and Stockholders' Equity	$	72,480

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF INCOME AND COMPREHENSIVE LOSS

Year Ended December 31, 2003

Revenues	
Consulting fees	$ 120,313
Operating expenses	
Management fees	15,686
Consulting fees	60,156
Professional fees	5,797
Licensing fees	5,599
Office expense	1,643
Research	931
Publications	40
Depreciation	365
Seminars and meetings	1,834
Advertising	398
Insurance	369
Travel and entertainment	16,640
Other employee benefits	5,000
Total operating expenses	114,458
Income before provision for state income taxes	5,855
Provision for state income taxes	550
Net income	$ 5,305
Net income, as shown above	$ 5,305
Other comprehensive loss	
Unrealized loss on securities	(8,275)
Comprehensive loss	$ (2,970)

MPI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unrealized Loss On Investments	Total
	Shares	Amount					
Balances, January 1, 2003	4,186	$ 36,146	$ 26,067	$ 13,090	$ (5,514)	$ -	$ 69,789
Net income	-	-	-	5,305	-	-	5,305
Purchase of treasury stock	(275)	-	(2,721)	-	(1,863)	-	(4,584)
Unrealized loss on investments	-	-	-	-	-	(8,275)	(8,275)
Balances, December 31, 2003	3,911	$ 36,146	$ 23,346	$ 18,395	$ (7,377)	$ (8,275)	$ 62,235

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

Cash Flows from Operating Activities		
Net income	$	5,305
Adjustments to reconcile income from operations to net cash used by operating activities		
Depreciation		365
Changes in current assets and liabilities		
Other receivables		(18,261)
Prepaid expenses		(650)
Accounts payable		9,945
Income taxes payable		(150)
Net cash used in operating activities		(3,446)
Cash Flows from Financing Activities		
Additional paid-in capital, net		(2,721)
Purchase of treasury stock		(1,863)
Net cash used in financing activities		(4,584)
Net decrease in cash		(8,030)
Cash, beginning of year		31,798
Cash, end of year	$	23,768
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for		
Income taxes	$	300
Supplemental Schedule of Non-Cash Investing and Financing Activities		
Unrealized loss on marketable investment securities	$	8,275

See notes to financial statements.   5

MPI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

MPI SECURITIES, INC. (the "Company") was incorporated on January 26, 1995 and is a broker-dealer located in Princeton, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC"), and the State Securities Commission of New Jersey, as well as other states and is a member of the National Association of Securities Dealers, Inc ("NASD"). The Company does business throughout the United States.

Cash

For the purpose of the statement of cash flows, cash includes time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

Investments

These securities are classified at the date of the balance sheet as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses reflected as a separate component of stockholders' equity until such gains or losses are realized.

Property and Equipment and Depreciation

Property and equipment is stated at cost and is depreciated for financial reporting purposes on an accelerated basis over the estimated useful life of five years. Repairs and maintenance expenditures which do not extend the useful life of the related asset are expensed as incurred.

Income Taxes

The Company has elected, with the approval of its stockholders, "S" Corporation status for Federal and State income tax purposes; thus most of the income is taxed to each of the shareholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

MPI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

B.   NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital of $13,523 which exceeded its requirements of $5,000 by $8,523.

C.   INVESTMENTS

Cost and fair value of available-for-sale securities at December 31, 2003 are as follows:

	Cost	Unrealized Loss	Fair Value
Equity securities	$ 31,900	$ (8,275)	$ 23,625

D.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Printer and software	$ 3,166
Less accumulated depreciation	2,985
Total	$ 181

Depreciation expense charged to operations was $365 for the year.

E.   MAJOR CUSTOMERS

Nine customers account for the Company's total revenues. One of the customers accounts for 22% of the total revenue.

F.   RELATED PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Management fee and consulting fee expense for the year was $75,842. The amount due MPI for these services at December 31, 2003 was $1,658 and is included in accounts payable.

G.   ADVERTISING

Advertising costs for business promotion are charged to operations when incurred and were $398 for the year.

SUPPLEMENTARY INFORMATION

MPI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2003

Stockholders' equity	$ 62,235
Deductions: Non-Allowable assets	
Investments	(23,625)
Other receivables	(20,207)
Prepaid expenses	(4,699)
Property and equipment	(181)
Non-allowable assets	(48,712)
Net capital	13,523
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 8,523
Aggregate indebtedness	$ 10,245
Ratio of aggregate indebtedness to net capital	1.202 to 1

Reconciliation with Company's Computation (included in Part II A of Form X-17A-5 as of December 31, 2003).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 23,768
Audit adjustments (net)	(10,245)
Net capital per above	$ 13,523

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision and therefore, no computation for determination of reserve requirements was necessary.



DONALD F. CONWAY, CPA˙
CONRAD L. DRUKER, CPA
ESMOND S. DRUKER, CPA
EUGENE J. ELIAS, CPA, RMA
JACK H. FEIN, CPA*
ROBERT J. RAHL, CPA*
DAVID L. STAFFORD, CPA*
RICHARD S. WILLINGER, CPA

*CPA IN NJ AND PA
˙CPA IN NY

PENNSYLVANIA OFFICE:
86 BUCK ROAD
HOLLAND, PA 18966
215-355-4860

○ NATIONAL ASSOCIATED CPA FIRMS
○ AMERICAN INSTITUTE OF
   CERTIFIED PUBLIC ACCOUNTANTS
○ NEW JERSEY SOCIETY OF
   CERTIFIED PUBLIC ACCOUNTANTS
○ PENNSYLVANIA INSTITUTE OF
   CERTIFIED PUBLIC ACCOUNTANTS
○ PRIVATE COMPANIES PRACTICE SECTION
○ SEC PRACTICE SECTION



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
MPI SECURITIES, INC.

In planning and performing our audit of the financial statements of **MPI SECURITIES, INC.** (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com
40 YEARS OF SERVICE TO THE COMMUNITY

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of the Company to achieve all of the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arcadien, P.C.

January 26, 2004

10